

VIA FACSIMILE AND U.S. MAIL

July 2, 2009

Glenn A. Culpepper
Finance Director
CRH Public Limited Company
Belgard Castle, Clondalkin
Dublin 22, Ireland

> RE: **CRH Public Limited Company**
>   **Form 20-F for Fiscal Year Ended December 31, 2008**
>   **File No. 1-32846**

Dear Mr. Culpepper:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Please correct your commission file number on the cover of your periodic and current filings to read 001-32846 in your future filings. This file number was assigned in conjunction with your filing of the Form 8-A registration statement on March 24, 2006.

2. Please insert a small-scale map in future filings, showing the locations of your properties, as required by Instruction 3(b) to Item 102 of Regulation S-K. If appropriate you may consolidate your mines or quarries around common processing facilities, if several mines supply that plant or facility with feedstock

materials. Please group your mining properties in a similar manner to your operating divisions and please note the EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at (202) 551-3600 for Post-Acceptance Filing Issues or (202) 551-8900 for Pre-Acceptance Filing Issues. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

3. Supplementary provide us with a description of your reserve estimation procedures by general material type and how these reserve definitions are applied to your properties. In the event you have a corporate a policy, guidance, and/or instructions to your divisions and/or operational groups regarding resource/reserve estimation procedures that would address our request.

4. High quality & purity limestone is generally defined by the calcium carbonate ($CaCO_3$) content, percentage or another appropriate measurement. Please indicate whether this quality measure applies to your limestone property reserves and in future filings disclose the appropriate quality measurement for your mining operations.

5. In future filings, please disclose the extent your reserve estimates have been reviewed by third parties, your corporate staff, or your company engineers. If you

have not used any third parties to review your reserves within the last three years, please disclose this fact.

6. You disclose that you have aggregate reserves sufficient for many years production. Industry Guide 7 requires that you disclose material information concerning production, reserves, locations and the nature of your mineral interests. Reserves are defined as that part of a mineral deposit that can be economically and legally extracted or produced at a profit at the time of reserve determination. Industry Guide 7 may be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7. In future filings please disclose the following information in a table for your mines or quarries. Please group your mining properties in a similar manner to your operating divisions and indicate the following in your future filings:

- Number of quarries, mines, and processing facilities

- Location and type of facility

- Indicate the total acreage of your properties that are owned compared to those which are leased.

- Total proven and probable reserves

- Reserve quality information, if that is applicable

- Material types or salable product produced

- Annual production and plant capacity

- Number of years until reserve depletion at current production rates.

Please include only material that can be produced during the life of the lease for reserves that are leased. Also include only those materials that have environmental permits for extraction.

Operating and Financial Review and Prospects, page 27

Critical Accounting Policies, page 51

Property, Plant and Equipment, page 52
Impairment of Long-Lived Assets and Goodwill, page 53

7. You have recognized impairments related to property, plant and equipment during the year ended December 31, 2008. In the interest of providing readers with a better insight into management's judgments in accounting for property, plant and

equipment, goodwill and intangible assets, please consider disclosing the following in future filings:

- How you determine when property, plant and equipment should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances;
- How you assigned assets, liabilities, deferred taxes and goodwill to reporting units or cash-generating units identified;
- Each of the valuation methodologies used to value goodwill and other intangible assets(we note the reference to value-in-use and discounted cash flow model), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;
- How you determine the appropriate discount rates (weighted average cost of capital) and terminal values to apply in your intangible asset impairment analysis;
- The significant estimates and assumptions used to determine future undiscounted cash flows and fair value. You should discuss how sensitive the fair value estimates are to each of these significant estimates and assumptions and whether certain estimates and assumptions are more subjective than others;
- If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets in the current year have changed since the prior year, highlighting the impact of any changes; and
- For any asset groups for which the carrying value was close to the fair value, please disclose the carrying value of the asset groups.

Pension and Other Post-Retirement Benefits, page 53

8. Your disclosures show a significant decrease in the funded status of your plans from December 31, 2007 to December 31, 2008 as well as a substantial reduction in the percentage of your pension plan assets invested in equity securities. Please discuss the impact of the above factors on the estimates and assumptions used during the year ended December 31, 2008 as well as the expected impact of these factors on your future determination of net periodic pension costs and future pension contributions. Please also explain why you believe that the increase in your expected long-term rates of return, especially for equities, is appropriate for 2008 in light of your target asset allocations and current asset allocations at December 31, 2008.

Liquidity and Capital Resources, page 54

Borrowings and Credit Facilities, page 59

9. In future filings, please clearly disclose whether you are in compliance with all loan covenants. On pages 29 and F-55, your disclosures indicate that your major bank facilities and debt issued pursuant to note purchase agreements require you to maintain a ratio of EBITDA/net interest of no lower than 4.5 times for the twelve-month periods ended June 30 and December 31. Please disclose here or elsewhere in future filings, the specific terms of any other material debt covenants in your debt agreements. For any material debt covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Part II

Item 15 – Controls and Procedures, page 96

Management's Report on Internal Control Over Financial Reporting, page 96

10. We note the description of internal control over financial reporting in the second sentence of the first paragraph. This description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As stated, however, your description does not fully conform to the definition set forth in those rules. Specifically, this description departs from the definition provided in the rules by not identifying the policies and procedures set forth in the rules. Please revise accordingly in future filings.

Item 19 – Exhibits, page 104

11. We note that the Performance Share Plan discussed on page 77 is not filed as an exhibit to the annual report. To the extent that you have relied on 4(c)(iv) of the Instructions as to Exhibits in Form 20-F to not have filed this exhibit, please confirm this fact.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Attorney, at (202) 551-3369 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief